                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                        American Eagle Outfitters, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                  02553E 10 6
                                 --------------
                                 (CUSIP Number)



Neil Bulman, Jr., Esq.
Porter Wright Morris & Arthur
41 South High Street, Columbus OH 43215                    614/227-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 7, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.    02553E 10 6                            Page    2    of    8   Pages
          -----------------                              -------    ------
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Geraldine Schottenstein Hoffman

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) /X/
                                                                         (b) / /

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

                OO

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                USA

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   NUMBER OF        7  SOLE VOTING POWER

    SHARES              1,342,859
                   -------------------------------------------------------------
 BENEFICIALLY       8  SHARED VOTING POWER

   OWNED BY             138,439
                   -------------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER

   REPORTING            3,920,574
                   -------------------------------------------------------------
    PERSON          10  SHARED DISPOSITIVE POWER

     WITH               138,439
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,509,872

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.3%
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14  TYPE OF REPORTING PERSON*

         IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 8

CUSIP No. 02553E 10 6


                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

   (a) Title of Class of Securities: Common Stock, without par value

   (b) Name of Issuer: American Eagle Outfitters, Inc.,
                       f/k/a Natco Industries, Inc.

   (c) Address of Issuer's Principal Executive Offices:
       150 Thorn Hill Drive, Warrendale, Pennsylvania  15086-7528

ITEM 2.  IDENTITY AND BACKGROUND

   (a)   Name of Persons Filing:

         (1)      Jay L. Schottenstein
         (2)      Retail Ventures, Inc.
         (3)      Geraldine Schottenstein Hoffman
         (4)      Ann Schottenstein Deshe
         (5)      Susan Schottenstein Diamond

   (b) Address of Principal Business Office, or, if none, Residence:

         (1)      1800 Moler Road, Columbus, Ohio  43207
         (2)      1800 Moler Road, Columbus, Ohio  43207
         (3)      1800 Moler Road, Columbus, Ohio  43207
         (4)      1800 Moler Road, Columbus, Ohio  43207
         (5)      1800 Moler Road, Columbus, Ohio  43207

   (c)   Present Occupation:

         (1)      Chairman of the Board and Chief Executive Officer
         (2)      N/A
         (3)      N/A
         (4)      N/A
         (5)      N/A

   (d)   Criminal convictions:  Not applicable
   (e)   Civil proceedings:  Not applicable
   (f)   Citizenship:  All of the reporting persons are United States Citizens

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Effective April 7, 1999, American Eagle Outfitters, Inc., f/k/a Natco Industries, Inc. ("New American Eagle") became a reporting company under the Securities and Exchange Act of

CUSIP No. 02553E 10 6


1934, as the successor to AE Stores Company, f/k/a American Eagle Outfitters, Inc. ("Old American Eagle") in order to implement a holding company organizational structure. This was accomplished through a reorganization in which a merger subsidiary of New American Eagle merged into Old American Eagle. In the reorganization, all of the shares of Old American Eagle, other than shares owned by New American Eagle, were converted into the same number of shares of New American Eagle. The 6,991,174 shares of Old American Eagle held by New American Eagle were cancelled in the reorganization. The stockholders of New American Eagle continued to own the 6,991,169 shares in New American Eagle which they owned immediately prior to the reorganization. As a result, the reorganization effected no change in the number of shares outstanding, or in the management, business or operations of Old American Eagle, other than the establishment of a holding company structure, with New American Eagle becoming the holding company and Old American Eagle becoming its wholly-owned operating subsidiary.

ITEM 4.  PURPOSE OF TRANSACTION

   (a) The reorganization described in Item 3 did not change the aggregate ownership of the reporting persons as a group in the Issuer and they continue to control the Issuer. The reporting persons have in the past and intend in the future to sell shares of the Issuer, in the open market or otherwise, or acquire additional shares, in each case depending on market conditions and their own investment objectives.
Except as previously noted, and subject to their rights as stockholders to recommend and vote in favor or against any change or transaction in the future, at this time the reporting persons have no plans or proposals which relate to or would result in the Issuer or its material subsidiaries engaging in:
   (b)   Any extraordinary corporate transaction;
   (c) Sale or transfer of material assets outside the ordinary course of business;
   (d)   Any change in the board of directors;
   (e)   Any material change in capitalization or dividend policy;
   (f)   Any other material change in business or corporate structure;
   (g)   Changes in charter or bylaws;
   (h)   Causing securities to be delisted;
   (i)   Termination of registration under the 1934 Act; or
   (j)   Any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   (1)   Jay L. Schottenstein

         (a)      Amount Beneficially Owned: 6,555,314 shares; Percent of Class:
                  27.7% Includes 3,475,375 shares held by Retail Ventures, Inc., 69.9% of whose common stock is owned by trusts of which Mr. Schottenstein is a Trustee or Trust Advisor, Mr. Schottenstein is also the Chairman and Chief Executive Officer of Retail Ventures, Inc.; 33 shares held for the benefit of Mr. Schottenstein's minor child;
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CUSIP No. 02553E 10 6


                  255,750 shares subject to options exercisable within 60 days; and 2,824,156 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is either Trustee or Trust Advisor.
         (b)      Number of Shares as to which such person has:
                  (i) Sole power to vote or to direct the vote: 6,416,875 shares
                  (ii) Shared power to vote or to direct the vote: 138,439 shares
                  (iii) Sole power to dispose or to direct the disposition of: 3,731,158 shares
                  (iv) Shared power to dispose or to direct the disposition of: 138,439 shares
         (c) Transactions effected during the past 60 days: Retail Ventures, Inc. sold an aggregate of 1,300,000 shares in the month of March, 1999 in open market transactions as set forth below:

                  DATE              SHARES SOLD              SALE PRICE
                  ----              -----------              ----------
                  3/5/99             197,750                  $73.8564
                  3/8/99              40,000                  $74.40625
                  3/9/99              54,500                  $74.8607
                  3/10/99             53,200                  $73.5435
                  3/11/99             20,000                  $71.8003
                  3/12/99             46,400                  $71.0255
                  3/15/99             25,000                  $68.9445
                  3/16/99            175,000                  $70.9100
                  3/17/99            175,000                  $71.0344
                  3/18/99             60,600                  $70.9602
                  3/19/99            155,500                  $70.4510
                  3/22/99             40,000                  $68.4628
                  3/25/99             92,000                  $70.0246
                  3/26/99              4,500                  $70.0958
                  3/29/99             80,000                  $70.8679
                  3/30/99             80,550                  $73.1476

         (d) Another's right to receive dividends: Not applicable
         (e) Date ceased to be a 5% owner: Not applicable

(2)      Retail Ventures, Inc.

         (a)      Amount Beneficially Owned:  3,475,375 shares; Percent of
                  Class:  14.7%
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  3,475,375
                           shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares
                  (iii) Sole power to dispose or to direct the disposition of: 3,475,375 shares
                  (iv) Shared power to dispose or to direct the disposition of: 0 shares
         (c) Transactions effected during the past 60 days: See (1)(c) above.
         (d)      Another's right to receive dividends:  Not applicable

CUSIP No. 02553E 10 6


         (e)      Date ceased to be a 5% owner:  Not applicable

(3)      Geraldine Schottenstein Hoffman

         (a)      Amount Beneficially Owned:  5,509,872 shares; Percent of
                  Class: 23.3%
                  The shares are held in trusts for the benefit of family members as to which Ms. Hoffman is trustee.
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  1,342,859
                           shares
                  (ii) Shared power to vote or to direct the vote: 138,439 shares
                  (iii) Sole power to dispose or to direct the disposition of: 3,920,574 shares
                  (iv) Shared power to dispose or to direct the disposition of: 138,439 shares
         (c)      Transactions effected by Ms. Hoffman: Not applicable
         (d)      Another's right to receive dividends: Not applicable
         (e)      Date ceased to be a 5% owner: Not applicable

(4)      Ann Schottenstein Deshe

         (a)      Amount Beneficially Owned: 2,687,965 shares; Percent of Class:
                  11.4% Includes 2,685,715 shares held in trusts for the benefit of family members as to which Ms. Deshe is either Trustee or Trust Advisor; 2,250 shares subject to exercisable options held by Ms. Deshe's husband.
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  1,342,857
                           shares
                  (ii)     Shared power to vote or to direct the vote: 0 shares
                  (iii) Sole power to dispose or to direct the disposition of: 838,940 shares
                  (iv) Shared power to dispose or to direct the disposition of: 503,918 shares
         (c)      Transactions effected by Ms. Deshe: Not applicable
         (d)      Another's right to receive dividends: Not applicable
         (e)      Date ceased to be a 5% owner: Not applicable

(5)      Susan Schottenstein Diamond

         (a)      Amount Beneficially Owned: 1,342,858 shares; Percent of Class:
                  5.6% Includes 1,342,858 shares held in trusts for the benefit of family members as to which Ms. Diamond is either Trustee or Trust Advisor; 2,250 shares subject to exercisable options held by Ms. Diamond's husband.
         (b)      Number of Shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote:  838,940
                           shares
                  (ii) Shared power to vote or to direct the vote: 503,918 shares
                  (iii) Sole power to dispose or to direct the disposition of: 0 shares
                  (iv) Shared power to dispose or to direct the disposition of: 503,918 shares
         (c)      Transactions effected by Ms. Diamond:  Not applicable
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CUSIP No. 02553E 10 6


         (d)      Another's right to receive dividends: Not applicable
         (e)      Date ceased to be a 5% owner: Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman have entered into an agreement by which each will advise the others a reasonable time prior to making sales of shares of the issuer's stock, and cooperate in effectuating sales of such shares, through a brokerage firm reasonably acceptable to each of them. If there are limits on the number of shares that may be sold at such time, the parties agree that sales shall be made pro rata in accordance with their ownership of the issuer shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached as Exhibit A is a "Statement of Understanding", dated as of April 7, 1999, entered into by Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 15, 1999                      /s/ Jay L. Schottenstein
                                            ---------------------------------
                                            Jay L. Schottenstein



Dated:  April 15, 1999                      RETAIL VENTURES, INC.

                                            By: /s/ Jay L. Schottenstein
                                               ------------------------------
                                               Jay L. Schottenstein, Chairman



Dated:  April 15, 1999                      /s/ Geraldine Schottenstein Hoffman
                                            ---------------------------------
                                            Geraldine Schottenstein Hoffman
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CUSIP No. 02553E 10 6


Dated:  April 15, 1999                      /s/ Ann Schottenstein Deshe
                                            ---------------------------------
                                            Ann Schottenstein Deshe



Dated:  April 15, 1999                      /s/ Susan Schottenstein Diamond
                                            ---------------------------------
                                            Susan Schottenstein Diamond

                                                                       EXHIBIT A


                             Ann Schottenstein Deshe
                           Susan Schottenstein Diamond
                   Geraldine Schottenstein Hoffman, as Trustee

                                  April 7, 1999

Jay L. Schottenstein
Natco Industries, Inc.
1800 Moler Road
Columbus, OH 43207

                           Statement of Understanding
                              American Eagle Shares
                              ---------------------

Dear Jay:

         This Statement of Understanding sets forth our understanding of certain aspects of the ownership by certain family trusts of shares of American Eagle Outfitters, Inc. ("American Eagle"), owned by Natco Industries, Inc. ("Natco") prior to the merger between American Eagle and a subsidiary of Natco. Each of us will advise the others a reasonable time prior to making sales of shares of American Eagle stock, and cooperate in effectuating sales of such shares, through a brokerage firm reasonably acceptable to each of us. If there are limits on the number of shares that we can sell at such time, we agree that sales shall be made pro rata in accordance with our ownership at such time of our American Eagle shares formerly held by Natco.

         We appreciate your confirmation of the foregoing.

                              Sincerely,

                              /s/ Ann Deshe
                              --------------------------------------------------
                              Ann Deshe

                              /s/ Susan Diamond
                              --------------------------------------------------
                              Susan Diamond

                              /s/ Geraldine Schottenstein Hoffman
                              --------------------------------------------------
                              Geraldine Schottenstein Hoffman for herself and on behalf of Lori Schottenstein

Agreed to by:

/s/ Jay L. Schottenstein
----------------------------
Jay L. Schottenstein